UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                             REPUBLIC BANCORP, INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   760281 204
                                 (CUSIP Number)


                                  December 31, 2001
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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(1)      Names of Reporting Persons...........................Steven E. Trager

         I.R.S. Identification Nos. of
         Above Persons (entities only).........................

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions).............................(a) [ ]
                                                        (b) [ ]

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      CITIZENSHIP OR PLACE OF ORGANIZATION.............................U.S.

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (5)      Sole Voting Power............................. ...85,575.6(1)
         (6)      Shared Voting Power............................7,513,397(2)
         (7)      Sole Dispositive Power............................85,000(3)
         (8)      Shared Dispositive Power.......................7,513,397(2)

(9)      Aggregate Amount Beneficially
         Owned by Each Reporting Person.......................7,598,972.6(1)(2)

(10)     Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions).........................................[ ]

(11)     Percent of Class Represented
         by Amount in Row 9                                            50.1%(4)

(12)     Type of Reporting Person (See
         Instructions)......................................................IN
---------
         (1) Includes 14,000 shares of Class B Common Stock held by the reporting person and 1,000 shares of Class B Common Stock held in the Issuer's 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Also includes 575.6 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), and 5,000 shares of Class A Common Stock held in the Issuer's 401(k) plan. Does not include an undetermined number of shares of Class A Common Stock to be allocated to the reporting person under the the ESOP as of December 31, 2001, for which the reporting person has not yet received a plan statement.
         (2) Includes 5,903,612 shares of Class A Common Stock held of record by Teebank Family Limited Partnership ("Teebank"), 763,984 shares of Class B Common Stock held of record by Teebank, 620,784 shares of Class A Common Stock held of record by Jaytee Properties Limited Partnership ("Jaytee"), and 119,694 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner, and trusts for the benefit of, among others, the

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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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reporting person,  his wife and the reporting  person's two minor children,  are limited partners, of Teebank and Jaytee. The reporting person shares voting power over the shares held of record by Teebank and Jaytee with Scott Trager and Sheldon G. Gilman, as trustee. The reporting person shares investment power over the shares held of record by Teebank and Jaytee with Bernard M. Trager, as co-general partners. Also includes 5,000 shares of Class A Common Stock held by Mrs. Steven E. Trager. Also includes 100,323 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director. The reporting person shares voting and investment power over the shares held by such corporation with Jean S. Trager, Bernard M. Trager and Shelley Trager Lerner, the other directors of such corporation.
         (3) Includes all of the shares described in Footnote 1 except 575.6 shares of Class A Common Stock allocated to the reporting person under the ESOP, over which the reporting person has no dispositive power.
         (4) The increase in the reporting person's beneficial ownership percentage resulted in large part from a decrease in the aggregate number of outstanding shares of the Issuer's Class A Common Stock due to the Issuer's dutch auction tender offer and its stock buy back program.


ITEM 1(a).  NAME OF ISSUER:

     Republic Bancorp, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     601 West Market Street
     Louisville, Kentucky  40202


ITEM 2(a).  NAME OF PERSON FILING:

     Steven E. Trager


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:

     601 West Market Street
     Louisville, Kentucky  40202


ITEM 2(c).  CITIZENSHIP:

     U.S.


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

     Class A Common Stock, no par value per share


ITEM 2(e).  CUSIP NUMBER:

     760281 204



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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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ITEM 3. IF THIS  STATEMENT  IS  FILED  PURSUANT  TO  SECTIONS  240.13d-1(b)   OR
240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ] Broker or Dealer  registered  under  section 15 of the Act
                      (15 U.S.C. 78o).

         (b)      [ ] Bank as defined  in Section  3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)      [ ] Insurance  Company as defined in Section  3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)      [ ] Investment  Company  registered  under  Section  8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ] An  investment   adviser  in  accordance   with  Section
                      240.13d-1(b)(1)(ii)(E).

         (f)      [ ] An employee  benefit plan or endowment  fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

         (g)      [ ] A parent  holding  company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

         (h)      [ ] A savings  association  as defined in Section  3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i)      [ ] A church plan that is excluded  from the  definition of an
                      investment   company   under  Section   3(c)(14)  of   the
                      Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box. [ ]


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.


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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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         (a)  Amount Beneficially Owned:  Steven  E.  Trager  is  the beneficial owner of 7,598,972.6 shares of Class A Common Stock of Republic Bancorp, Inc.(1)(2)

         (b) Percent of Class: Steven E. Trager is the beneficial owner of 50.1% of the Class A Common Stock of Republic Bancorp, Inc. (4)

         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote

                      85,575.6(1)


                 (ii) Shared power to vote or to direct the vote

                      7,513,397(2)


                (iii) Sole power to dispose or to direct the disposition of

                      85,000(3)


                 (iv) Shared power to dispose or to direct the disposition of

                      7,513,397(2)

Instruction.          For  computations  regarding  securities  which  represent
                      a right  to   acquire  an  underlying security see Section
                      240.13d-3(d)(1).

------------
         (1) Includes 14,000 shares of Class B Common Stock held by the reporting person and 1,000 shares of Class B Common Stock held in the Issuer's 401(k) plan. Class B Common Stock is immediately convertible into Class A Common Stock on a one share for one share basis. Also includes 575.6 shares of Class A Common Stock allocated to the reporting person under the Republic Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), and 5,000 shares of Class A Common Stock held in the Issuer's 401(k) plan. Does not include an undetermined number of shares of Class A Common Stock to be allocated to the reporting person under the the ESOP as of December 31, 2001, for which the reporting person has not yet received a plan statement.
         (2) Includes 5,903,612 shares of Class A Common Stock held of record by Teebank,763,984 shares of Class B Common Stock held of record by Teebank, 620,784 shares of Class A Common Stock held of record by Jaytee, and 119,694 shares of Class B Common Stock held of record by Jaytee. The reporting person is a general and a limited partner, and trusts for the benefit of, among others, the reporting person, his wife and the reporting person's two minor children, are limited partners, of Teebank and Jaytee. The reporting person shares voting

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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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power over the shares held of record by Teebank and Jaytee with Scott Trager and
Sheldon G. Gilman, as trustee. The reporting person shares investment power over the shares held of record by Teebank and Jaytee with Bernard M. Trager, as co-general partners. Also includes 5,000 shares of Class A Common Stock held by Mrs. Steven E. Trager. Also includes 100,323 shares of Class A Common Stock held of record by Trager Family Foundation, Inc., a 501(c)(3) corporation of which the reporting person is a director. The reporting person shares voting and investment power over the shares held by such corporation with Jean S. Trager, Bernard M. Trager and Shelley Trager Lerner, the other directors of such corporation.
         (3) Includes all of the shares described in Footnote 1 except 575.6 shares of Class A Common Stock allocated to the reporting person under the ESOP, over which the reporting person has no dispositive power.
         (4) The increase in the reporting person's beneficial ownership percentage resulted almost entirely from a decrease in the aggregate number of outstanding shares of the Issuer's Class A Common Stock due to the Issuer's dutch auction tender offer and its stock buy back program.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         The reporting person shares investment power over shares of Class A Common Stock and Class B Common Stock held of record by Teebank and Jaytee (each a beneficial owner of more than five percent of the class) with Bernard M. Trager, as co-general partners, and as such they may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities held by Teebank and Jaytee. The reporting person shares voting and investment power over shares of Class A Common Stock held of record by the Trager Family Foundation, Inc., with Bernard M. Trager, Jean S. Trager and Shelley Trager Lerner, the other directors of such corporation, and such individuals may have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities. In addition, Bernard M. Trager, Scott Trager and Sheldon G. Gilman as trustee (each a beneficial owner of more than five percent of the class), among others, are limited partners of Teebank and Jaytee, and thereby possess the right to receive dividends from or the proceeds from the sale of pro rata interests in the Issuer's securities upon distribution of assets from Teebank and Jaytee.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
         HOLDING COMPANY.

         If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.

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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         If  a    group   has   filed   this  Schedule   pursuant   to   Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.


ITEM 10. CERTIFICATION.

         Not applicable.



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                                  SCHEDULE 13G
                              CUSIP NO. 760281 204
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                                   SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 11, 2002                    /S/ STEVEN E. TRAGER
                                     Steven E. Trager






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